EXHIBIT 12.1

PENINSULA GAMING, LLC
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands except ratio information)

Earnings:	2006		2005		2004		2003		2002
Total earnings	$6,328		$(3,384)		$(45,075)		$(12,742)		$(732)

Fixed charges:

Interest charges (including capitalized interest and interest expense related to preferred members’ interest)	30,270		26,710		25,763		24,293		10,487

Amortization of deferred financing costs and bond discount	3,552		3,140		2,623		3,161		1,494

Loss on early retirement of debt					37,566

Total fixed charges	33,822		29,850		65,952		27,454		11,981

Capitalized interest	(796)		(357)		(1,251)		(2,202)		(93)

Earnings as adjusted	$39,354		$26,109		$19,626		$12,510		$11,156

Ratio of earnings to fixed charges	1.2	x	0.9	x*	0.3	x*	0.5	x*	0.9	x

*                    Earnings were insufficient to cover fixed charges for the years ended December 31, 2005, 2004, 2003, and 2002 by $3.7 million, $46.3 million, $14.9 million, and $0.8 million, respectively.